MIXED MARTIAL ARTS GROUP LIMITED

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

June 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Alyssa Wall

Re:	Mixed Martial Arts Group Limited
Registration Statement on Form F-1
Filed May 30, 2025
File No. 333-287694

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mixed Martial Arts Group Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Thursday, June 12, 2025, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MIXED MARTIAL ARTS GROUP LIMITED

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer